Filed by NATCO Group Inc.
Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: NATCO Group Inc.
Commission File No.: 001-15603

Transition Times

Volume Five

October 2009

Once again, we present to you another issue of the Transition Times, the 5th publication with updates on the progress of the Cameron acquisition.

This issue provides helpful information on offer letters. Further insight is included on some of the payroll and benefits questions that were addressed in the Questions and Answers section of the Welcome to Cameron website; and, a preview of Cameron’s Global New Hire Orientation – which describes the orientation process and timeline for NATCO employees who will be joining Cameron post-close. In addition, we highlight updates on the Change Networks, and key findings on the Cultural Assessment conducted a couple weeks ago.

We conclude with the recent additions to the FAQ’s found on the Cameron website www.welcometocameron.com.

Kind regards.

John Clarke	Patrick McCarthy

Chairman of the Board & Chief Executive Officer	President, Chief Operating Officer and Director

Petreco Organization Introduction

Petreco Process Systems will combine with NATCO’s Integrated Engineered Solutions (IES) and portions of NATCO’s Standard & Traditional (S&T) businesses to become the new Process Systems (PRS) organization.

Petreco Process Systems provides custom-engineered process packages to operators worldwide for separation and treatment of oil, gas, water and solids. Its engineered systems have been installed in numerous locations to help customers address challenges in gas treatment, oil production and refining applications.

Petreco has a team of technology experts dedicated to continually expanding its base of products and services in order to deal with complex new process systems challenges. For example, the Company has become a leader in providing MEG (mono-ethylene glycol) Reclaiming Systems, using patented technology licensed exclusively to Petreco to recover and purify MEG, used to inhibit hydrate formation in gas production applications.

During 2008, Petreco continued to book a mix of business covering diverse applications and a wide range of locations. These included two highly-coveted water treatment projects using gas flotation and media filtration in Colombia, valued at more than $40 million, and a tri-ethylene glycol-based gas dehydration project in Bahrain, worth more than $25 million. These enhanced Petreco’s presence in the respective regions, and are among the larger bookings in the division’s history.

In July 2008, Petreco delivered the industry’s first MEG reclamation system for an offshore application with carbonate removal capabilities. This $14 million system will be placed into service in the Mexilhao gas field in Brazil’s Santos Basin in late 2009 or early 2010. Petreco also continues to pursue new market opportunities for modular and engineered package technologies through relationships that provide support for customers who want to enhance their competitive position in oil and gas production and processing.

The division has also continued to contribute its products and technologies to a joint effort with Cameron’s Subsea Systems group to provide customers with an expanding suite of subsea processing solutions.

Additional Petreco information is available:

•	as a PowerPoint presentation posted on the Welcome to Cameron site, and

•	on the Internet at www.c-a-m.com/content/pet/index.cfm.

Culture Assessment Key Findings

Thanks again for the strong participation in the online culture assessment survey. Here are the key findings – starting with some background information:

•	Members of senior management in both Cameron and NATCO have been briefed on these findings and have validated the findings.

•	Two-thirds (66%) of survey respondents have 0-10 years of tenure; one-third (34%) have more than 10 years tenure.

•	Almost half (45%) of respondents are in various levels of management and supervision (including Team Leads), with slightly more than half (55%) in employee roles.

The survey indicated that the Cameron and NATCO organizations are similar in that they both:

•	focus aggressively on “getting the job done”

•	reward achievement of goals and targets

•	are viewed by employees as caring for their well-being

•	tend to have highly-committed, motivated employees

•	are responsive to their customers, and

•	take generally disciplined approaches to the market.

The survey also indicated that Cameron and NATCO are different in the following ways:

•	Cameron takes a more structured, disciplined approach to its internal processes and systems and its approach to the market.

•	Cameron tends to put more emphasis on employee development, with a corresponding impact on commitment to the organization.

The primary implication of these differences is that business process/systems orientation will be a key factor in the success of the integration of NATCO employees into Cameron. Cameron has a comprehensive Global New Hire Orientation process, which will be followed by orientation and onboarding specific to each business unit.

Offer Letters Update

Almost every NATCO and Petreco employee will have a job at Cameron after close – whether or not they receive an offer letter.

Note that this does not take into account any business changes that may occur prior to close. The dates to follow are based on a projected mid-November close.

It is easiest to explain the process by categorizing employees into five (5) categories:

Employees who have been offered retention bonuses

Some NATCO employees are in positions that overlap with Cameron positions but are nonetheless crucial to the successful acquisition integration. Retention bonuses were offered to incentivize these employees to stay with Cameron until the systems are successfully integrated.

If you are on a retention bonus plan, you will become part of the Cameron organization at close. You might report to your current supervisor, or someone else, but either way you will have a position on Day 1. Most of these positions will stay in place until a successful transition from Oracle to SAP. We expect this transition to occur no earlier than the third or fourth quarter, 2010. Linco, TEST and PAAI should transition to SAP earlier in 2010.

Once these transitions are complete, you will have the opportunity to seek another position within Cameron or receive your retention bonus and severance, under the current NATCO severance plan, and leave the company. You will be given as much notice as possible before your retention position ends.

Employees who will have significant changes to their responsibilities

Employees who will have significant changes to their job responsibilities will receive an offer letter by November 13, or shortly thereafter.

Note: This applies primarily to employees in middle or upper management positions.

All other employees who will have positions with Cameron after close

Other employees who will continue employment with Cameron post-close will be notified, either verbally or in writing, by the end of November.

Employees who will not have positions with Cameron after close

These employees will receive notification of termination by the end of November. At this time they will also receive information about severance benefits.

Notes:

•

Some employees may receive job offers before others. Employees who have not received offer letters should not take this as a negative sign. As we work through the organization, some groups will be finalized before others. Instead of waiting until an entire organization is finalized, we are talking to individuals as soon as decisions are made.

•	Collective bargaining agreements and certain country-specific legislation might alter this process for some employees.

NATCO Shareholder Meeting

The Securities and Exchange Commission (SEC) declared the registration statement for NATCO’s stockholder meeting effective, clearing the way for a meeting of NATCO’s stockholders to consider and vote on the proposed acquisition on November 18, 2009. This represents a major milestone toward closing the transaction.

The other milestone to closing the transaction is clearance by the Department of Justice (DOJ), which is still pending.

Change Networks Update

Change networks have been implemented in both Cameron and NATCO to provide employees with a structured way to provide feedback to the Integration Teams on how well news is being distributed and on questions and concerns to be addressed.

Many of the questions and concerns relate to the following topics:

•	Offer letters (and related employment questions)

•	Payroll and benefits (including international information)

•	Consolidations of facilities

Cameron will evaluate opportunities where consolidation of facilities makes sense. At this point, there have been no decisions made to eliminate or consolidate any NATCO facilities.

Proposed Process Systems (PRS) Business Units

As described in an earlier update, The NATCO acquisition will result in the creation of a new Process Systems (PRS) division, within the Drilling and Production Systems (DPS) Group. The PRS division will provide the market with a comprehensive portfolio of process technology products for the oilfield. PRS will be divided into the following three (3) primary business segments:

•	Custom Engineered Systems (CES): Currently Cameron Petreco and NATCO Integrated Engineered Solutions

•	Process Services & Equipment (PSE): Currently NATCO Standard & Traditional

•	Subsea Processing (SSP): Currently Cameron Subsea Processing

Three (3) of NATCO’s divisions will join other parts of the Cameron organization. TEST will become part of the Flow Control (FLC) division, another division within the DPS group. Linco and PAAI will become part of the Measurement Systems (FLO) division of the Valve and Measurement (V&M) group.

The geographic focus of the business segments will by organized by Cameron’s existing structure:

•	North and South America (NSAM)

•	Europe, Asia, Caspian and Russia (EACR)

•	Asia Pacific and Middle East (APME)

We will continue to keep you updated as additional decisions are finalized. Please feel free to post your questions on the website and we will answer them to the best of our abilities.

Global New Hire Orientation

Cameron has a comprehensive new hire orientation process that is designed to:

•	welcome you to Cameron

•	provide an overview of Cameron

•	provide basic information about working at Cameron (both global and location-specific)

•	provide the benefits information you need to make decisions

•	provide other essential and helpful information, and

•	answer your questions.

Global New Hire Orientation consists of global (company-wide) orientation, business unit and/or location-specific onboarding and orientation, and ongoing reinforcement and support. Some of the specific topics that will be covered include the following:

•	CEO welcome

•	Global Cameron: A business overview

•	Cameron Intranet highlights

•	Cameron policy essentials

•	Global Performance Management & Expectations

•	Benefits

•	Location-specific items of interest and essentials

•	New hire paperwork

Notes:

•	New hire meetings and webinars – interactive meetings conducted over the Internet, by Live Meeting or GoToMeeting – will be scheduled for various locations.

•

You may wish to bring your spouse, or other family member who actively participates in your family’s benefits or financial planning, to the meeting or have them participate in an Internet meeting with you.

Global HR Updates

Canada: Meetings with NATCO and Cameron HR teams have taken place to review data on salary and benefits with the purpose of determining the process for moving NATCO employees on to Cameron benefit programs. We expect to complete the review over the next few weeks and as soon as recommendations have been approved, there will be briefing sessions with NATCO employees on how any changes that may occur will impact them.

United Kingdom (UK): Meetings have been ongoing between Cameron and NATCO management on both the design of the new organization structure that will be implemented post close and the process that is required to transition NATCO employees into the Cameron UK terms and conditions. This will involve a consultation process that will commence shortly after close. It is envisaged that the consultation process should take between 60-90 days, and there will be ongoing communications and updates with UK NATCO employees during that time period. Our plan would be to transition employees on to the Cameron payroll and terms and conditions on the 6th of April 2010.

Norway: Cameron and NATCO HR have met for planning sessions and the NATCO HR Manager in Norway is reviewing data on salary and benefits in order to prepare a recommendation on transitioning employees to Cameron payroll and benefit programs.

Other International Locations: Reviews on current and determination of future organizational structures have been ongoing. Concurrently, we are reviewing data on salary and benefits and determining how we will transition employees on to Cameron payroll and benefit programs. Cameron HR representatives for each respective International location will be discussing with NATCO local management on what that process is and presenting a transition timetable which will bring employees in to the Cameron organization.

Information Technology (IT) Systems Updates

Payroll and Benefits

A key acquisition-related goal is to have all NATCO staff on Cameron payroll and benefits by January 1, 2010. This is being worked through two (2) separate projects:

•

Cameron will manage payroll and benefits through SAP for TEST, Linco and PAAI beginning January 1. Cameron’s Acquisitions and Deployment (A&D) Team, with the help of key NATCO employees, will prepare and execute this transition.

•

The rest of NATCO will transition to Cameron’s payroll and benefits, via NATCO’s existing Oracle system, January 1, 2010. These NATCO employees that join Cameron’s Process Systems (PRS) will continue to use their current time management and payroll systems but will be paid as Cameron employees. The project will be handled by CSC, NATCO’s Oracle implementation partner, with guidance and input from Cameron leadership.

Note: All former NATCO employees will be paid via NATCO’s current time management and payrolls systems between close and December 31, 2009.

Cameron SAP

TEST is scheduled to go live on SAP in February 2010. PAAI and Linco will follow in April 2010. Cameron will begin the transition of the remainder of NATCO businesses to SAP beginning in Q3, 2010.

More Organizational Information

Check the Welcome to Cameron website (Documents > Organization Overviews) for more information on current (pre-close) NATCO and Cameron organizations, including:

•	Did You Know newsletters with various Drilling & Production Systems (DPS) profiles

•	Additional information on Cameron’s Petreco Process Systems.

•	Additional information on NATCO’s Integrated Engineered Solutions (IES) and Standard & Traditional (S&T) organizations.

Stay tuned for more updates

Q&A

Q:	What would happen to those of us under work visas (L1 & H1B)? Does Cameron have the policy to get green cards or just renew the visas until the end and then transfer the personnel to another location?

A:	Each employee who works under a visa is in a different situation, so there isn’t one answer that applies to all.

The management team of each specific visa worker will get to know the details of the worker’s situation and will make decisions accordingly.

Q:	How do you perceive the merger will affect temporary and sub-contracted staff? You have previously mentioned that certain positions will be allocated to Cameron Process Systems based on knowledge/experience etc. Will the temporary and sub-contracted staff be considered to have a place in Cameron Process Systems, also?

A:	Temporary and contract workers will be notified prior to the deal closing whether or not their services are needed in the combined organization. An employee will not be disqualified from consideration for positions solely because of the temporary status.

Q:	What is Cameron’s health insurance company’s policy on pre-existing conditions? Will I be able to carry my prescriptions, etc to the new insurance? Along that same line, my wife is currently pregnant and according to current timetables, will not have the baby until after the deal closes. What, if any, would the ramifications be there?

Will I need to seek additional insurance for that particular issue or will Cameron’s insurance pick us up and allow us to continue the necessary care?

What is Cameron’s health insurance company’s policy on pre-existing conditions?

A:	Cameron does not have a pre-existing clause in our policy.

Q:	Will I be able to carry my prescriptions, etc to the new insurance?

A:	Cameron is attempting to ensure that prescriptions transfer to the new benefit plan seamlessly and without interruption.

Q:	Along that same line, my wife is currently pregnant and according to current timetables, will not have the baby until after the deal closes. What, if any, would the ramifications be there?

A:	As long as you elect the same coverage level you currently have, there would not be any ramifications on the pregnancy being covered.

Q:	Will I need to seek additional insurance for that particular issue or will Cameron’s insurance pick us up and allow us to continue the necessary care?

A:	Cameron’s insurance will pick up at that point and you will not need to seek additional coverage.

If your spouse is in her last trimester of pregnancy and your doctor is not an in-network provider under our medical vendor, you would be allowed to continue seeing that doctor and the expenses will be covered at in-network levels.

All NATCO employees will received detailed benefit information during the benefit open enrollment period.

Please continue to submit your questions on the CAMERON/NATCO integration through the Cameron website http://www.welcometocameron.com/documents.cfm or to Charlotte Strachan – cstrachan@natco-us.com.

Forward-Looking Statements

Information set forth in this document may contain forward-looking statements, which involve a number of risks and uncertainties. NATCO cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Cameron and NATCO, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to satisfy the closing conditions of the transaction, including obtaining regulatory approvals for the transaction and the approval of the merger agreement by the NATCO stockholders; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the impact of other acquisitions that Cameron or NATCO have made or may make before the transaction; competition and its effect on pricing; and exploration and development spending by E&P operators. Additional factors that may affect future results are contained in Cameron’s and NATCO’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s web site http://www.sec.gov. Cameron and NATCO disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, on July 20, 2009, Cameron filed with the SEC a Registration Statement on Form S-4. The registration statement has been declared effective by the SEC and a definitive proxy statement/prospectus has been mailed to NATCO stockholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS A PART OF THE REGISTRATION STATEMENT, AND ANY OTHER RELATED DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING CAMERON, NATCO, AND THE MERGER. Investors and security holders of Cameron and NATCO may obtain a free copy of the Registration Statement on Form S-4, the proxy statement and any other related documents filed by Cameron and NATCO with the SEC at the SEC’s website at www.sec.gov. The Registration Statement on Form S-4, the proxy statement and any other related documents may also be obtained for free by accessing Cameron’s website at www.c-a-m.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by accessing NATCO’s website at www.natcogroup.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Participants in the Solicitation

NATCO and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the merger. Information regarding the persons who may be, under the rules of the SEC, considered participants in the solicitation of the stockholders in connection with the proposed merger may be found in the proxy statement/prospectus included in Cameron’s Registration Statement on Form S-4 originally filed with the SEC on July 20, 2009. You can find information about NATCO’s executive officers and directors in its definitive proxy statement for its 2009 annual meeting filed with the SEC on March 23, 2009.

You can obtain free copies of these documents from NATCO at the website address noted above.